Exhibit 99.1



AcrySof® IQ IOL Designated as a New Technology Intraocular Lens

FORT WORTH, Texas – May 21, 2006 – Alcon, Inc. (NYSE:ACL) announced today that the Centers for Medicare and Medicaid Services (CMS) recognized the AcrySof® IQ intraocular lens (IOL) as belonging to the New Technology Intraocular Lens (NTIOL) classification of Reduced Spherical Aberration. This NTIOL designation is effective on May 19, 2006 and will increase the Medicare payment to ambulatory surgery centers (ASC) for cataract surgery by $50 when surgery is performed with an AcrySof IQ® IOL. This NTIOL subset and adjusted payment for the AcrySof® IQ IOL will remain in effect until February 27, 2011.

The AcrySof® IQ IOL is an aspheric lens that is designed to reduce spherical aberration and has been shown to improve night driving performance versus a conventional spherical IOL. In order to gain inclusion in the NTIOL category, AcrySof® IQ demonstrated the same or greater clinical benefit as the lens that established the NTIOL subset.

"We are pleased that CMS has recognized the clinical advantages that patients gain from this advanced lens technology versus conventional IOL implants," said Kevin Buehler, senior vice president, United States and chief marketing officer. "Studies have shown that by reducing spherical aberration, the AcrySof® IQ IOL enhances image quality and improves contrast sensitivity."

About Alcon

Alcon, Inc. (NYSE: ACL) is the world's leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company's web site at www.alconinc.com.

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Caution Concerning Forward-Looking Statements.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to the CMS. NTIOL designation of AcrySof® IQ IOL. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton 817-551-8974
doug.machatton@alconlabs.com

www.alconinc.com